HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02042638

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

July 8, 2002

SUPPL

SEC FILE NO. 82-4152

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 1 8 2002
WASH. D.C. 154

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Re: Hansom Eastern (Holdings) Limited
Formerly known as Tung Fong Hung (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Hansom Eastern (Holdings) Limited (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the appointment of a director , dated June 20, 2002, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on June 21, 2002;

dlw 7/6

H:\dlai\adr\21843\0001\30sec.doc

(2) The Company circular regarding discloseable transaction, dated May 27, 2002;

(3) The Company's announcement regarding discloseable transaction, dated May 13, 2002, published in (English version) in Hong Kong iMail and published in (Chinese version) in Hong Kong Economic Times, both on May 14, 2002; and

(4) The Company's announcement regarding the termination agreements relating to Henan Xingbang Pharmacy Limited, dated April 29, 2002, published in (English version) in Hong Kong iMail and published in (Chinese version) in Hong Kong Economic Times, both on April 30, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Hansom Eastern (Holdings) Limited

The Standard **Friday, June 21, 2002**

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF APPOINTMENT OF DIRECTOR

The Board of Directors of Hansom Eastern (Holdings) Limited (the "Company") is pleased to announce that Mr. Chen Peihua has been appointed as Executive Director of the Company with effect from 20th June, 2002.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 20th June, 2002

香港經濟日報
2002年6月21日　星期五

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

委任董事

恒盛東方控股有限公司（「本公司」）董事會欣然宣佈，陳培華先生於二零零二年六月二十日起獲委任為本公司之執行董事。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年六月二十日

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒盛東方控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行，股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

須予披露交易

二零零二年五月二十七日

目　錄

頁次

釋義	1
董事會函件	3
附錄 — 一般資料	6

於本通函內，除文義另有指明外，以下詞彙具有以下涵義：

「協議」	指	賣方與買方就（其中包括）收購有關物業於二零零二年五月十三日訂立之協議
「聯繫人士」	指	具上市規則賦予之涵義
「董事會」	指	董事會
「本公司」	指	恒盛東方控股有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零二年五月二十三日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「有關物業」	指	中國深圳市福田區濱河路滙港名苑北樓第2－3座1－3層，南樓1－3層（部份）
「買方」	指	Sure Success Developments Limited，本公司一間全資附屬公司
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「股份」	指	本公司股本中每股面值0.01港元之普通股

「聯交所」	指	香港聯合交易所有限公司
「總代價」	指	182,867,925港元(約人民幣193,840,000元)
「賣方」	指	深圳市燕興投資有限公司、深圳市京基房地產開發有限公司、深圳市錦峰實業發展公司,全部均為在中國註冊成立之公司
「港元」	指	香港法定貨幣,港元
「人民幣」	指	中國法定貨幣,人民幣

本通函就外幣換算所採用之伸算滙率為人民幣1.06元兑1.00港元。

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

執行董事	註冊辦事處
鄺維添先生(董事總經理)	P.O. Box 309
邱深笛女士	George Town
黎明偉先生	Grand Cayman
黎穎恒先生	Cayman Islands
王春林先生	British West Indies
獨立非執行董事	香港主要營業地點:
林炳昌先生	香港
鄺啟成先生	灣仔港灣道26號
	華潤大廈26樓
	2601-2603室

敬啟者:

須予披露交易

緒言

董事於二零零二年五月十三日宣佈,根據協議之條款及條件,賣方同意出售及買方同意收購有關物業。

根據上市規則第十四章規定,收購有關物業構成本公司一項須予披露交易。本通函旨在為 閣下提供有關本公司及協議之進一步資料。

協議

於二零零二年五月十三日，根據協議之條款及條件，賣方同意出售及買方同意收購有關物業。賣方及彼等之實益擁有人乃本公司之獨立第三方並與本公司、本公司或其附屬公司之董事、行政總裁、主要股東或彼等各自之任何聯繫人士概無任何關連。

賣方同意向買方出售有關物業，總代價182,867,925港元（約人民幣193,840,000元），須以港元以下列方式支付：

(i) 第一次付款 － 由簽定協議起計15個工作天內支付60,000,000港元（人民幣63,600,000元）；

(ii) 第二次付款 － 由簽定協議起計120個曆日內支付31,500,000港元（人民幣33,390,000元）；

(iii) 最後付款 － 於賣方交吉物業之日支付91,367,925港元（約人民幣96,850,000元）。

經賣方及買方協定，所採用之伸算滙率將為人民幣1.06元兑1.00港元，供作以港元釐定總代價之用。

賣方及買方同意有關物業交吉之日期為二零零二年十二月二十八日或之前。有關物業交吉之日為賣方於取得若干指定批文後，遵守經協定規格將有關物業交吉交付予買方之日。

理由及得益

本公司一直物色中國物業之投資機會。有關物業乃位於福田區滙港名苑之購物商場部分，為深圳市發展蓬勃之商業中心區之一，並鄰近皇崗口岸。董事認為鑑於有關物業之位置及滙港名苑之發展規模，有關物業具有良好投資潛力。

有關物業之詳情

有關物業之建築面積約達12,115平方米，並為座落深圳市福田區名為滙港名苑物業發展項目之購物商場之部分。有關之物業發展項目由六幢27－28層高之住宅樓

宇、三層高購物商場及兩層地庫停車場組成，總建築面積逾150,000平方米。預期有關項目於二零零二年年底竣工。

根據中國一間估值師深圳市鵬信房地產（資產）評估有限公司於二零零二年二月二十七日對有關物業進行之評估，有關物業之價值為人民幣202,584,187元。就該等物業於區內之價格而言，董事曾進行市場分析，顯示估值報告內所載有關物業之價值與市值相若。此外，董事認為有關物業之價格乃於區內物業之市價範圍以內。

總代價乃根據公平原則及上述估值報告而釐定。

本公司獲得其中國法律顧問之法律意見表示（其中包括）賣方已獲得有關物業之相關房地產證書。故此，基於以上確認，董事認為賣方擁有將有關物業轉讓予本公司之相關權利。

一般資料

目前，本公司有充裕內部資源繳付總代價。然而，視乎當時市況而定，董事可能考慮以外部借款繳付總代價。董事認為，完成收購有關物業後可將本集團之資產組合優質化。

本公司及其附屬公司主要從事證券投資、物業投資、提供融資及投資控股。

其他資料

閣下務請垂注載於本通函附錄之一般資料。

此致

列位股東　台照

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

二零零二年五月二十七日

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。各董事願就通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，本通函並無遺漏其他事實，致使本通函所載之任何內容有誤導成份。

2. 披露權益

(i) 截至最後實際可行日期，本公司各董事及行政總裁在本公司或其任何相聯法團(定義見披露權益條例)之股本或債務證券中擁有根據披露權益條例第28條須知會聯交所及本公司之權益(包括彼等根據披露權益條例第31條或附表第一部分被視為或當作擁有之權益)，或根據披露權益條例第29條須記錄於該條所述之登記冊之權益，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

董事	權益類別	股份數目
邱深笛(附註)	公司	726,918,000

附註：

於最後實際可行日期，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股股份，而該兩間公司均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited亦為Mainland Talent Developments Limited之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited有權行使Mainland Talent Developments Limited超過三分之一投票權。因此，邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持有之726,918,000股股份之權益。

除本附錄披露者外，本公司董事或行政總裁概無於本公司或其任何相聯法團(定義見披露權益條例)之股本或債務證券中擁有根據披露權益條例第28條須知會聯交所及本公司之任何權益(包括彼等根據披露權益條例第31條或附表第一部分被視為或當作擁有之權益)，或根據披露權益條例第29條須記錄於該條所述之登記冊之任何權益，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益。

(ii) 董事概無與本集團任何成員公司訂立任何服務協議，且亦無建議訂立任何其他不會於一年內屆滿或不可於一年內由本集團終止而免付賠償（法定賠償除外）之服務協議。

3. 主要股東

於最後實際可行日期，據董事所知，下列人士直接或間接擁有附有權利可在任何情況下於本公司之股東大會上投票之任何類別已發行股本面值10%或以上之權益，而所述每一名人士於該等證券之權益數目為：

股東名稱	權益類別	實益持有之普通股數目
Multiple Wealth International Limited（附註1）	公司	192,318,000
Pacific Rim Investment Management Enterprises Limited（附註1）	公司	534,600,000
Hastings Gold Limited（附註1）	公司	726,918,000
Mainland Talent Developments Limited（附註1、2及3）	公司	726,918,000
Rymer Group Limited（附註1及2）	公司	726,918,000
Red China Holdings Limited（附註1及3）	公司	726,918,000
邱深笛（附註1及3）	公司	726,918,000
羅琪茵（附註1及2）	公司	726,918,000

附註：

(1) 於最後實際可行日期，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股股份，而該兩間公司均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited亦為Mainland Talent Developments Limited之全資附屬公司。

(2) 羅琪茵女士全資擁有及控制Rymer Group Limited，而Rymer Group Limited有權行使Mainland Talent Developments Limited超過三分之一投票權。因此，羅琪茵女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持有之726,918,000股股份之權益。

(3) 邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited有權行使Mainland Talent Developments Limited超過三分之一投票權。因此，邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited所持有之726,918,000股股份之權益。

除上文披露者外，據董事所知，於最後實際可行日期概無任何人士直接或間接擁有附有權利可在任何情況下於本公司之股東大會上投票之任何類別股本面值10%或以上之權益之股份。

4. 訴訟

於最後實際可行日期，本集團成員公司概無牽涉任何重大訴訟或仲裁，且就董事所知，本集團任何成員公司概無尚未了結或面臨威脅之重大訴訟或索償要求。

5. 一般事項

(i) 於最後實際可行日期，本公司之法定股本為2,000,000,000港元，分為每股面值0.01港元之股份200,000,000,000股，其中3,116,124,045股股份已發行及繳足。

(ii) 本公司秘書為蘇家樂先生，*FHKSA, CPA(Aust.)*。

(iii) 本公司於香港之股份過戶登記處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

Save as disclosed above, there is no person known to the Directors who, as at the Latest Practicable Date, was directly or indirectly interested in Shares representing 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration proceedings of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

5. GENERAL

(i) As at the Latest Practicable Date, the authorised share capital of the Company was HK$2,000,000,000 divided into 200,000,000,000 shares of HK$0.01 each of which 3,116,124,045 Shares had been issued and fully paid up.

(ii) The Secretary of the Company is Sue Ka Lok, *FHKSA, CPA (Aust.)*.

(iii) The share registrar and transfer office of the Company in Hong Kong is located at Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(ii) None of the Directors has entered into any service agreement with any member of the Group nor are there any other service agreements proposed which will not expire or be determinable by the Group within one year without payment of compensation (other than statutory compensation).

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date so far as is known to the Directors, the following persons were directly or indirectly interested in 10 per cent. or more of the nominal value of any class of the issued share capital of the Company carrying rights to vote in all circumstances at general meetings of the Company and the amount of each of such person's interest in such securities was:

Name of shareholder	Type of Interest	Number of ordinary shares beneficially held
Multiple Wealth International Limited *(Note 1)*	Corporate	192,318,000
Pacific Rim Investment Management Enterprises Limited *(Note 1)*	Corporate	534,600,000
Hastings Gold Limited *(Note 1)*	Corporate	726,918,000
Mainland Talent Developments Limited *(Notes 1, 2 & 3)*	Corporate	726,918,000
Rymer Group Limited *(Notes 1 & 2)*	Corporate	726,918,000
Red China Holdings Limited *(Notes 1 & 3)*	Corporate	726,918,000
Yau Shum Tek, Cindy *(Notes 1 & 3)*	Corporate	726,918,000
Lo Ki Yan, Karen *(Notes 1 & 2)*	Corporate	726,918,000

Notes:

(1) As at the Latest Practicable Date, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 and 534,600,000 Shares respectively and were wholly-owned subsidiaries of Hastings Gold Limited, which in turn, was a wholly-owned subsidiary of Mainland Talent Developments Limited.

(2) Ms. Lo Ki Yan, Karen wholly owns and controls Rymer Group Limited and Rymer Group Limited is entitled to exercise more than one-third of the voting power in Mainland Talent Developments Limited. Accordingly, Ms. Lo Ki Yan, Karen is deemed to be interested in 726,918,000 Shares held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

(3) Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is entitled to exercise more than one-third of the voting power in Mainland Talent Developments Limited. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 Shares held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF INTERESTS

(i) As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the equity or debt securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance which are required to be notified to the Stock Exchange and the Company pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Director	Type of Interest	Number of Shares
Yau Shum Tek, Cindy *(Note)*	Corporate	726,918,000

Note:

As at the Latest Practicable Date, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 and 534,600,000 Shares respectively and were wholly-owned subsidiaries of Hastings Gold Limited, which in turn, was a wholly-owned subsidiary of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is entitled to exercise more than one-third of the voting power in Mainland Talent Developments Limited. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 Shares held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed herein, none of the Directors or the chief executive of the Company had any interests in the equity or debt securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance which are required to be notified to the Stock Exchange and the Company pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Tian District, Shenzhen. The property development project comprises of six 27–28 storey residential towers, a 3 storey shopping mall and a 2 storey basement car park which has a total gross floor area of over 150,000 sq.m.. The project is expected to be completed by the end of 2002.

According to a valuation of the Property conducted by Shenzhen Pengxin Real Estate (Property) Appraisal Co., Ltd., an independent valuer in the PRC, the value of the Property was RMB202,584,187 as at 27th February, 2002. In relation to the prices of properties within the region, the Directors have conducted a market analysis, from which it appears that the value of the Property as set out in the valuation report is in line with the market. Therefore, the Directors are of the view that the price of the Property is within the range of the market prices of properties around the region.

The Total Consideration was determined based on arm length basis and on the valuation report as referred to above.

The Company has obtained a legal opinion from its PRC legal advisers, which states that, inter alia, the Vendors have acquired the relevant 房地產證書 (building and land ownership certificate) for the Property. Therefore, based on the above confirmation, the Directors are of the view that the Vendors have the relevant right to transfer the Property to the Company.

GENERAL

The Company presently has sufficient internal resources to settle the Total Consideration. However, the Directors may consider external borrowings to settle the Total Consideration depending on the then prevailing market conditions. The Directors consider that upon completion of the acquisition of the Property, the asset portfolio of the Group will be enriched.

The Company and its subsidiaries are principally engaged in securities investments, property investments, provision of finance and investment holding.

ADDITIONAL INFORMATION

Your attention is drawn to the General Information incorporated in the appendix of this circular.

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

THE AGREEMENT

On 13th May, 2002, the Vendors agreed to sell and the Purchaser agreed to acquire the Property pursuant to the terms and conditions of the Agreement. The Vendors and their beneficial owners are independent third parties of the Company and are not connected with the Company, its directors, chief executive, substantial shareholders of the Company or its subsidiaries or any of their respective associates.

The Vendors agreed to sell the Property to the Purchaser for the Total Consideration of HK$182,867,925 (equivalent to approximately RMB193,840,000) payable in Hong Kong dollars as follows:

(i) First Payment – HK$60,000,000 (equivalent to RMB63,600,000) within 15 working days from the date of signing of the Agreement;

(ii) Second Payment – HK$31,500,000 (equivalent to RMB33,390,000) within 120 calendar days from the date of signing of the Agreement;

(iii) Final Payment – HK$91,367,925 (equivalent to approximately RMB96,850,000) on the date on which the Vendors deliver vacant possession of the Property.

For the purpose of determining the Total Consideration in Hong Kong dollars, it was agreed between the Vendors and the Purchaser that the exchange rate used would be RMB1.06 to HK$1.00.

The Vendors and Purchaser have agreed that the date of delivery of vacant possession of the Property shall be on or before 28th December, 2002. The date of the delivery of vacant possession of the Property for use is the date which the Vendors deliver vacant possession of the Property to the Purchaser complying with the agreed specifications and after obtaining certain specified approvals.

REASONS AND BENEFITS

The Company has been looking for investment opportunities in relation to properties in the PRC. The Property is part of the shopping mall of Metropolitan Plaza located in Fu Tian District, being one of the most business thriving districts in Shenzhen and in close proximity to Huang Gang Boundary Crossing. The Directors consider that the Property has good investment potential in view of its location and the development scale of Metropolitan Plaza.

DESCRIPTION OF THE PROPERTY

The Property has a gross floor area of approximately 12,115 sq.m. and forms part of the shopping mall of a property development project known as Metropolitan Plaza situated at Fu

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

Executive Directors
Mr. Kwong Wai Tim, William
(Managing Director)
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai
Mr. Terrence Lai
Mr. Wang Chun Lin

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny

Registered Office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 2601-2603
26/F., China Resources Building
26 Harbour Road, Wanchai
Hong Kong

27th May, 2002

To the Shareholders

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 13th May, 2002, the Directors announced that the Vendors had agreed to sell and the Purchaser had agreed to acquire the Property pursuant to the terms and conditions of the Agreement.

The acquisition of the Property constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further information relating the Company and the Agreement.

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Total Consideration"	HK$182,867,925 (equivalent to approximately RMB193,840,000)
"Vendors"	深圳市燕興投資有限公司，深圳市京基房地產開發有限公司，深圳市錦峰實業發展公司，all are companies incorporated in the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	means Renminbi, the lawful currency of the PRC

The exchange rate adopted for currency translation in this circular is RMB1.06 to HK$1.00.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	the agreement dated 13th May, 2002 entered into between the Vendors and the Purchaser in relation to, inter alia, the acquisition of the Property
"associates"	the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Company"	Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	23rd May, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Property"	part of 1st to 3rd Floor, South Building and whole of 1st to 3rd Floor, 2nd and 3rd Block, North Building, Metropolitan Plaza, Bing He Road, Fu Tian District, Shenzhen, the PRC (中國深圳市福田區濱河路滙港名苑北樓第2－3座1－3層，南樓1－3層（部份）)
"Purchaser"	Sure Success Developments Limited, a wholly-owned subsidiary of the Company
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company

CONTENTS

	Page
DEFINITIONS	1
LETTER FROM THE BOARD	3
APPENDIX – GENERAL INFORMATION	6

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hansom Eastern (Holdings) Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

DISCLOSEABLE TRANSACTION

27th May, 2002

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Discloseable Transaction

SUMMARY

On 13th May, 2002, the Agreement was entered into pursuant to which, inter alia, the Purchaser agreed to acquire and the Vendors agreed to sell the Property for the Total Consideration of HK$182,867,925 (equivalent to approximately RMB193,840,000).

The acquisition of the Property constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

THE AGREEMENT

Date: 13th May, 2002

Parties: (1) the Vendors; and

(2) the Purchaser

The Vendors and its beneficial owners are independent third parties of the Company and are not connected with the Company, its directors, chief executive, substantial shareholders of the Company or its subsidiaries or any of their respective associates as defined in the Listing Rules.

Consideration: The Vendors agreed to sell the Property to the Purchaser for the Total Consideration of HK$182,867,925 (equivalent to approximately RMB193,840,000) payable in Hong Kong dollars as follows:-

(i) First Payment - HK$60,000,000 (equivalent to RMB63,600,000) within 15 working days from the date of signing of the Agreement;

(ii) Second Payment - HK$31,500,000 (equivalent to RMB33,390,000) within 120 calendar days from the date of signing of the Agreement;

(iii) Final Payment: HK$91,367,925 (equivalent to approximately RMB96,850,000) on the date on which the Vendors deliver vacant possession of the Property.

For the purpose of determining the Total Consideration in Hong Kong dollars, it was agreed between the Vendors and the Purchaser that the exchange rate shall be RMB1.06 to HK$1.00.

Date of delivery of the Property: On or before 28th December, 2002

The date of the delivery of vacant possession of the Property for use is the date which the Vendors deliver vacant possession of the Property to the Purchaser which complies with the agreed specifications after obtaining certain specified approvals.

REASONS AND BENEFITS

The Company has been looking for investment opportunities in relation to properties in the PRC . The Property is part of the shopping mall of Metropolitan Plaza located in Fu Tian District, being one of the most business thriving districts in Shenzhen and is in close proximity to Huang Gang Boundary Crossing. The Directors consider that the Property has good investment potential in view of its unique location in the area and the development scale of Metropolitan Plaza.

DESCRIPTION OF THE PROPERTY

The Property has a gross floor area of approximately 12,115 sq.m. and forms part of the shopping mall of a property development project known as Metropolitan Plaza situated at Fu Tian District, Shenzhen. The property development project comprises of six 27-28 storey residential towers, a 3 storey shopping mall and a 2 storey basement car park which has a total gross floor area of over 150,000 sq.m.. The project is expected to be completed by the end of 2002.

According to a valuation of the Property conducted by Shenzhen Pengxin Real Estate (Property) Appraisal Co., Ltd., an independent valuer in the PRC, the value of the Property was RMB202,584,187 as at 27th February, 2002. In relation to the prices of properties within the region, the Directors have conducted a market analysis, which appears to be comparable with the amount as set out in the valuation report. Therefore, the Directors are of the view that the price of the Property is within the range of properties around the region.

The Total Consideration was determined based on arm length basis and on the valuation report as referred to above.

The Company has obtained a legal opinion from PRC legal advisers, which states that, inter alia, the Vendors have acquired the relevant 房地產証書 (building and land ownership certificate) for the Property. Therefore, based on the above confirmation, the Directors are of the view that the Vendors have the relevant right to transfer the Property to the Company.

GENERAL

The Company presently has sufficient internal resources to settle the Total Consideration. However, the Directors may consider external borrowings to settle the Total Consideration depending on the then prevailing market conditions.

The Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing details of the transaction referred to herein will be despatched to the shareholders of the Company as soon as practicable.

The Company and its subsidiaries are principally engaged in securities investments, property investments, provision of finance and investment holding.

Definitions

In this announcement,

"Agreement"	means the agreement dated 13th May, 2002 entered into between the Vendors and the Purchaser in relation to the acquisition of the Property as described in the section headed "The Agreement" in this announcement
"Company"	means Hansom Eastern (Holdings) Limited
"Directors"	means the board of directors of the Company
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"Property"	means part of 1st to 3rd Floor, South Building and whole of 1st to 3rd Floor, 2nd and 3rd Block, North Building, Metropolitan Plaza, Bing He Road, Fu Tian District, Shenzhen, the PRC (中國深圳市福田區濱河路 滙港名苑 北樓第2-3座1-3層，南樓1-3層(部份))
"Purchaser"	means Sure Success Developments Limited, a wholly-owned subsidiary of the Company
"RMB"	means Renminbi, the lawful currency of the PRC
"Total Consideration"	means HK$182,867,925 (equivalent to approximately RMB193,840,000)
"Vendors"	means深圳市燕興投資有限公司，深圳市京基房地產開發有限公司，深圳市錦峰實業發展公司， all are companies incorporated in the PRC

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 13th May, 2002

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

須予披露交易

概要

於二零零二年五月十三日訂立協議，據此（其中包括），買方同意收購及賣方同意售出有關物業，總代價182,867,925港元（約人民幣193,840,000元）。

根據上市規則第十四章規定，收購有關物業構成本公司一項須予披露交易。

協議

日期：二零零二年五月十三日

訂約各方：(1) 賣方；及

(2) 買方

賣方及其實益擁有人乃本公司之獨立第三方並與本公司、本公司及其附屬公司之董事、行政總裁、主要股東或彼等各自之任何聯繫人士（定義見上市規則）概無任何關連。

代價：賣方同意向買方出售有關物業，總代價182,867,925港元（約人民幣193,840,000元），須以港元以下列方式支付：—

(i) 第一次付款 — 由簽定協議起計15個工作天內支付60,000,000港元（約人民幣63,600,000元）；

(ii) 第二次付款 — 由簽定協議起計120個曆日內支付31,500,000港元（約人民幣33,390,000元）；

(iii) 最後付款 — 於賣方交吉物業之日支付91,367,925港元（約人民幣96,850,000元）。

經賣方及買方協定，伸算滙率將為人民幣1.06元兑1.00港元，供作以港元釐定總代價之用。

交付有關物業之日期：二零零二年十二月二十八日或之前

有關物業交吉之日為賣方於取得若干指定批文後，遵守經協定規格將有關之交吉物業交付予買方之日。

理由及得益

本公司一直物色中國物業之投資機會。有關物業乃位於福田區滙港名苑之購物商場部分，為深圳市發展蓬勃之商業中心區之一，並鄰近皇崗口岸。董事認為鑑於有關物業於區內之優越位置及滙港名苑之發展規模，有關物業具有良好投資潛力。

有關物業之詳情

有關物業之建築面積約達12,115平方米，並為坐落深圳市福田區名為滙港名苑物業發展項目之購物商場之部分。有關之物業發展項目由六幢27-28層高之住宅樓宇、三層高購物商場及兩層地庫停車場組成，總建築面積逾150,000平方米。預期有關項目於二零零二年年底竣工。

根據中國一間估值師深圳市鵬信房地產（資產）評估有限公司於二零零二年二月二十七日對有關物業進行之評估，有關物業之價值為人民幣202,584,187元。就該等物業於區內之價格而言，董事曾進行市場分析，顯示與估值報告內所載數額相若。此外，董事認為有關物業之價格乃於區內物業之範圍以內。

總代價乃根據公平原則及上述估值報告而釐定。

本公司獲得中國法律顧問之法律意見表示（其中包括）賣方已獲得有關物業之相關房地產証書。故此，基於以上確認，董事認為賣方擁有將有關物業轉讓予本公司之相關權利。

一般資料

目前，本公司有充裕內部資源繳付總代價。然而，視乎當時市況而定，董事可能考慮以外部借款繳付總代價。

根據上市規則第十四章規定，協議構成本公司一項須予披露交易。一份載有本公佈所述交易詳情之通函將盡快寄予本公司股東。

本公司及其附屬公司主要從事證券投資、物業投資、提供融資及投資控股。

釋義

於本公佈內，

「協議」	指	賣方與買方就本公佈「協議」一節所述之收購有關物業於二零零二年五月十三日訂立之協議
「本公司」	指	恒盛東方控股有限公司
「董事」	指	本公司董事會
「港元」	指	香港法定貨幣，港元
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「有關物業」	指	中國深圳市福田區濱河路滙港名苑北樓第2-3座1-3層，南樓1-3層（部分）
「買方」	指	Sure Success Developments Limited，本公司一間全資附屬公司
「人民幣」	指	中國法定貨幣，人民幣
「總代價」	指	182,867,925港元（約人民幣193,840,000元）
「賣方」	指	深圳市燕興投資有限公司、深圳市京基房地產開發有限公司、深圳市錦峰實業發展公司，全部均為在中國註冊成立之公司

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

香港，二零零二年五月十三日

NOTICES

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(the "Company")

(Incorporated in the Cayman Islands with limited liability)

TERMINATION AGREEMENT RELATING TO HENAN XINGBANG PHARMACY LIMITED

SUMMARY

On 29th April, 2002, two Termination Agreements were entered into between Genesis and each of AAB and KNC in relation to the acquisition of the entire equity interest in Xingbang Pharmacy.

Reference is made to the Company's announcement dated 18th January, 2001 (the "Announcement") and circular dated 9th February, 2001 in relation to the acquisition by Genesis Sun Holdings Limited ("Genesis") from each of Henan Provincial Yima Municipal State-owned Assets Administration Bureau ("AAB") and Henan Provincial Yima Municipal Kuangkou Neighbourhood Committee ("KNC") of the entire equity interest in Henan Xingbang Pharmacy Limited ("Xingbang Pharmacy"). Terms used in this Announcement shall have the same meanings as ascribed thereto in the Announcement. The AAB and KNC Agreements both provide that if the conditions precedents are not met by each respective long stop date, the agreements shall terminate automatically.

On 12th March, 2001, 18th May, 2001, 24th July, 2001, 26th October, 2001 and 26th January, 2002, supplemental agreements in relation to the AAB Agreement and KNC Agreement were entered into between Genesis and each of AAB and KNC pursuant to which, inter alia, the long stop date of 18th May, 2001 was extended to 31st March, 2002 and the payment terms for the consideration were varied such that, in addition to the deposit of RMB44,501,001 (equivalent to approximately HK$41,589,721) paid to AAB and RMB4,240,512 (equivalent to approximately HK$3,963,095) paid to KNC on 18th January, 2001, additional amounts of RMB40,629,414 (equivalent to approximately HK$37,971,415) and RMB3,871,587 (equivalent to approximately HK$3,618,306) were paid to AAB and KNC in cash respectively on 13th March, 2001. The balances (which have not been paid to date) of RMB48,372,588 (equivalent to approximately HK$45,208,026) and RMB4,609,436 (equivalent to approximately HK$4,307,884) were to be payable to AAB and KNC in cash on the seventh calendar day after the date of obtaining approval from the relevant authorities in the PRC approving the conversion of Xingbang Pharmacy into a wholly-foreign owned enterprise.

As AAB and KNC have not obtained the requisite approvals from the relevant authorities in the PRC to complete the transaction (being part of the conditions precedent to completing the AAB Agreement and KNC Agreement) after the prolonged extension of the long stop date, two termination agreements were entered into between Genesis and each of AAB and KNC on 29th April, 2002 (the "Termination Agreements") whereby the parties agreed to, inter alia, terminate the AAB Agreement and KNC Agreement together with all relevant supplemental agreements with effect from the date of the termination agreement and to repay the outstanding amounts in Hong Kong dollars, of HK$79,561,136 (made up of the deposit of HK$41,589,721 paid by Genesis on 18th January, 2001 and HK$37,971,415 paid on 13th March, 2001) and HK$7,581,401 (made up of the deposit of HK$3,963,095 paid by Genesis on 18th January, 2001 and HK$3,618,306 paid on 13th March, 2001) plus accrued interest of HK$1,514,787 and HK$144,345 due to Genesis as follows:-

(i) amounts due from AAB to Genesis:–
  (a) before 30th April, 2002, HK$27,352,687, which was received today by Genesis;
  (b) before 30th June, 2002, HK$27,390,000; and
  (c) before 31st August, 2002, HK$26,333,236.

(ii) amounts due from KNC to Genesis:–
  (a) before 30th April, 2002, HK$2,606,445, which was received today by Genesis;
  (b) before 30th June, 2002, HK$2,610,000; and
  (c) before 31st August, 2002, HK$2,509,301.

Provided that the repayments are made by AAB and KNC to Genesis as set out above, the board of directors is of the view that entering into the Termination Agreements will not have any material adverse impact on the financial position of the Group. In the event of default by AAB or KNC or by both parties combined of the obligations to repay the balance of the outstanding amounts that is, HK$53,723,236 by AAB and HK$5,119,301 by KNC, based on the existing financial position of the Group and in the absence of any unforeseen circumstances, the board of directors does not expect that such default would have any material adverse effect on the financial position of the Group.

For the purpose of this Announcement the exchange rate adopted is RMB 1.07 to HK$ 1.00.

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 29th April, 2002

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（「本公司」）
（於開曼群島註冊成立之有限公司）

有關河南興邦藥業有限公司之終止協議

概要

於二零零二年四月二十九日，晉亮分別與資產管理局及狂口居委會就收購興邦藥業之全部股東權益訂立終止協議。

茲提述本公司就晉亮集團有限公司分別向河南省義馬市國有資產管理局（「資產管理局」）及河南省義馬市狂口居委會（「狂口居委會」）收購河南興邦藥業有限公司（「興邦藥業」）之全部股東權益而於二零零一年一月十八日刊登之公佈（「該公佈」）及於二零零一年二月九日刊發之通函。本公佈所用詞彙具有該公佈所賦予之相同涵義。資產管理局及狂口居委會協議規定，倘於各自之最後限期前未能達成先決條件，協議將自動終止。

於二零零一年三月十二日、二零零一年五月十八日、二零零一年七月二十四日、二零零一年十月二十六日及二零零二年一月二十六日，晉亮就資產管理局協議及狂口居委會協議分別與資產管理局及狂口居委會訂立補充協議，據此，（其中包括）最後限期由二零零一年五月十八日押後至二零零二年三月三十一日，及有關代價之支付方式已修訂為除於二零零一年一月十八日已付訂金人民幣44,501,001元（相等於約41,589,721港元）予資產管理局及人民幣4,240,512元（相等於約3,963,095港元）予狂口居委會外，於二零零一年三月十三日已分別以現金額外支付人民幣40,629,414元（相等於約37,971,415港元）及人民幣3,871,587元（相等於約3,618,306港元）予資產管理局及狂口居委會。應付資產管理局及狂口居委會之餘款（至今尚未支付）人民幣48,372,588元（相等於約45,208,026港元）及人民幣4,609,436元（相等於約4,307,884港元）須於取得中國有關機關批准興邦藥業轉為一家外商獨資企業之批文後第七個曆日以現金支付。

鑒於資產管理局及狂口居委會於長期延遲最後限期後仍未能取得中國有關機關必要之批文以完成交易（為完成資產管理局協議及狂口居委會協議之其中一項先決條件），故此於二零零二年四月二十九日，晉亮分別與資產管理局及狂口居委會訂立兩份終止協議（「終止協議」），據此，訂約方協定（其中包括）於終止協議之日起終止資產管理局協議及狂口居委會協議連同所有有關之補充協議及以港元償還應付晉亮之未結清款項79,561,136港元（即晉亮於二零零一年一月十八日已付之訂金41,589,721港元及於二零零一年三月十三日已付之37,971,415港元之總和）及7,581,401港元（即晉亮於二零零一年一月十八日已付之訂金3,963,095港元及於二零零一年三月十三日已付之3,618,306港元之總和）另加應計利息1,514,787港元及144,345港元如下：

(i) 資產管理局應付晉亮之款項：
   - (a) 於二零零二年四月三十日前支付27,352,687港元（晉亮已於今日收回有關款項）；
   - (b) 於二零零二年六月三十日前支付27,390,000港元；及
   - (c) 於二零零二年八月三十一日前支付26,333,236港元。

(ii) 狂口居委會應付晉亮之款項：
   - (a) 於二零零二年四月三十日前支付2,606,445港元（晉亮已於今日收回有關款項）；
   - (b) 於二零零二年六月三十日前支付2,610,000港元；及
   - (c) 於二零零二年八月三十一日前支付2,509,301港元。

倘資產管理局及狂口居委會按上文所述之方式還款予晉亮，董事會認為訂立終止協議將不會對本集團之財政狀況構成重大不利影響。倘資產管理局或狂口居委會或兩者皆無法履行償還未結清餘款（即由資產管理局承擔53,723,236港元及由狂口居委會承擔5,119,301港元）之責任，根據本集團目前之財政狀況及在並無出現任何不可預見之情況下，董事會預期上述違反不會對本集團之財政狀況構成任何重大不利影響。

本公佈所用匯率為人民幣1.07元兑1.00港元。

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

香港，二零零二年四月二十九日